							EXHIBIT 12
AT&T INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Dollars in Millions

	Three Months Ended		Year Ended December 31,
	March 31,
	2016	2015	2015	2014	2013	2012	2011
Earnings:
Income (loss) from continuing operations before income taxes	$6,007	$4,728	$20,692	$10,355	$28,050	$10,496	$6,998
Equity in net income of affiliates included above	(13)	-	(79)	(175)	(642)	(752)	(784)
Fixed charges	1,799	1,397	6,592	5,295	5,452	4,876	4,835
Distributed income of equity affiliates	8	-	30	148	318	137	161
Interest capitalized	(218)	(123)	(797)	(234)	(284)	(263)	(162)

Earnings, as adjusted	$7,583	$6,002	$26,438	$15,389	$32,894	$14,494	$11,048

Fixed Charges:
Interest expense	$1,207	$899	$4,120	$3,613	$3,940	$3,444	$3,535
Interest capitalized	218	123	797	234	284	263	162
Portion of rental expense representative of interest factor	374	375	1,675	1,448	1,228	1,169	1,138

Fixed Charges	$1,799	$1,397	$6,592	$5,295	$5,452	$4,876	$4,835

Ratio of Earnings to Fixed Charges	4.22	4.30	4.01	2.91	6.03	2.97	2.29